Exhibit 21.1

SUBSIDIARIES OF ELASTIC N.V.

Name of Subsidiary	Jurisdiction of Incorporation
Elastic International B.V.	Netherlands
Elastic Technologies (India) Private Limited	India
Elastic Technologies (Israel) Ltd.	Israel
Elastic Worldwide B.V.	Netherlands
Elasticsearch AS	Norway
Elasticsearch B.C. Ltd.	Canada
elasticsearch B.V.	Netherlands
Elasticsearch Federal Inc.	Delaware
Elasticsearch, Inc.	Delaware
Elasticsearch Limited	United Kingdom
Elasticsearch Pty Ltd	Australia
Endgame, Inc.	Delaware